UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 12b-25
NOTIFICATION OF LATE FILING

[X]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[ ]	Form 10-Q
[ ]	Form 10-D	[ ]	Form N-SAR	[ ]	Form N-CSR

For the year ended May 31, 2010.
[   ]           Transition Report on Form 10-K.
[   ]           Transition Report on Form 20-F.
[   ]           Transition Report on Form 11-K.
[   ]           Transition Report on Form 10-Q.
     For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

EARTH DRAGON RESOURCES INC.
Full Name of Registrant

000-53774
SEC File Number

12F, World Trade Centre, No. 25 Tongxing Street
Zhongshan District, Dalian, China 116001
 (Address of principal executive offices, including zip code.)

PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The company=s auditors have not yet completed their review of the financial statements.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification. Yuan Kun Deng 011-86-130-798-88886

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify reports.

Yes           [X]           No           [   ]

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes           [   ]           No           [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Earth Dragon Resources Inc. has caused this notification to signed on its behalf by the undersigned hereunto duly authorized, on this 31st day of August, 2010.

EARTH DRAGON RESOURCES INC.
(the Registrant)

BY:	YUAN KUN DENG
Yuan Kun Deng
President, Principal Accounting Officer, Principal Executive Officer and Principal Financial Officer